

# Ides
## CAPITAL

## The Ides changed everything
- Cicero's letters

# DRIVING STOCKHOLDER VALUE AT BOINGO

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF IDES CAPITAL MANAGEMENT LP AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, "IDES"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO BOINGO WIRELESS, INC. (THE "ISSUER"), INFORMATION PROVIDED BY THE ISSUER, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC, THE ISSUER OR FROM ANY THIRD PARTY, ARE ACCURATE. IDES SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH IDES BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL.

THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. IDES RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE AND DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

## Ides Capital Is Focused On Driving Positive Operational and Governance Changes at Undervalued and Misunderstood Companies

- Managed by Dianne McKeever, Chief Investment Officer and Co-Founder, and Robert Longnecker, Partner and Co-Founder, formerly Partners of Barington Capital Group, a New York-based small cap activist fund

- Majority woman-owned and managed

- Invests in small and mid-capitalization public companies that are deeply undervalued and provide a margin of safety

- Seeks to constructively engage management teams and boards of portfolio companies

- Ides' advisory board and reference list includes former Chairmen and CEOs of companies where Ides' Principals were engaged investors who worked with companies to drive value

- Strives to implement positive changes to operational and corporate governance practices

- Works with portfolio companies to drive long-term value creation for the benefit of all stockholders

## IDES' GOAL IS TO WORK ALONGSIDE COMPANIES TO BETTER POSITION THEM - OPERATIONALLY AND STRUCTURALLY - TO DRIVE STOCKHOLDER VALUE OVER THE LONG-TERM

**Boingo has 5 business segments: Retail, DAS, Military/Broadband, Wholesale Wi-Fi and Advertising**

- Boingo is best known for its **Retail** business of offering paid Wi-Fi access at airports, but this legacy business is increasingly less important

Two business segments have become more material:

- Distributed Antenna Systems (**DAS**), which are systems built at venues such as stadiums and transport hubs where there is a dense population of cell phone users. Telecom operators sign long-term leases to access these systems, resulting in a business with a financial profile similar to Cell Tower Companies

- **Military/Broadband**, which builds and operates broadband Wi-Fi networks at US military bases and enrolls soldiers as monthly customers. This business has a financial profile similar to Cable Companies

Other business segments:

- **Wholesale Wi-Fi**, which owns Wi-Fi networks that can be accessed at 3rd party sites (turnkey), by 3rd party users (e.g. Amex Platinum) or by cell phone customers (carrier offload)

- **Advertising**, where retail users can access Wi-Fi in exchange for watching advertising

## Company Snapshot

| | |
|---|---|
| **Ticker** | WIFI |
| **IPO Date** | May 4, 2011 |
| **Market Cap** | $290 million |
| **Net Debt** | $6 million |
| **Enterprise Value ("EV")** | $297 million |
| **EV/2016 EBITDA** | 7.0x |



**Boingo Stock Performance since IPO**

**Boingo is well-positioned for revenue growth due to ongoing data demand in North America**

- Cisco's VNI Global Mobile Data Traffic forecasts North American cellular traffic growth of 40% per annum from 2015-2019

- More smart phones and increased video viewing on phones are driving a data explosion that is leading to capacity-strained cellular networks

- Solutions for capacity-strained networks include DAS, Wi-Fi and small cells, all areas where Boingo operates



### N. American Cellular Traffic (TB/month) and Boingo MB/session

CAGR: 40%

■ N. America Cellular Traffic (RHS)    □ Boingo MB/Session (LHS)

Source: N. America Cellular Traffic "Cisco Visual Networking Index Guide: Global Mobile Data Traffic Forecast Update, 2014-2018" from February 2015
Source: Boingo MB/Session:  Company CFO

Ides CAPITAL

# Why Ides Invested in Boingo

**Boingo is deeply undervalued and – if it can restore the confidence of investors by improving operations and governance – Ides believes it could be worth up to 100% more than the current stock price**

- Boingo sits at the intersection of several secular growth trends and the Company has guided to 2016 midpoint revenue growth of 15%
- Ides believes that the DAS and Military/Broadband segments and Carrier Offload opportunity are particularly valuable
- Boingo's problems – ongoing losses from operations, declining returns on capital, misaligned compensation practices, weak governance and a lack of segment-level transparency – have led investors to assign to the Company a heavily-discounted multiple of 7.0x EV/2016 EBITDA
- Comparable companies trade at much higher EV/2016 EBITDA multiples:

| | |
|---|---|
| – Cell Tower Companies: | 18.9x |
| – 2016 Proxy Peer Group: | 10.3x |
| – Cable Companies: | 9.9x |
| – Ides' Selected Peer Group: | 9.4x |

- Private market valuations have reached as high as 25.0x EV/EBITDA for DAS assets, which represent 33% of Boingo's 2015 revenues

**IDES BELIEVES THAT A GROWING BOINGO WITH IMPROVED EXECUTION AND RESTORED CREDIBILITY SHOULD BE RE-RATED TO ITS INTRINSIC VALUE WHICH COULD BE <u>100% HIGHER</u> THAN ITS CURRENT STOCK PRICE**

# Why Ides Was Compelled to Run a Proxy Contest

**Although Ides prefers to work behind the scenes, at Boingo we found a Company with little interest in sorely-needed change**

- While the Company has claimed that Ides refused to participate in their process, <u>the reality is that on March 30, 2016 the Company's counsel informed Ides in writing that the Board had already decided to re-nominate incumbent directors Charles Boesenberg and Terrell Jones</u>

- Ides proposed expanding the Board to make room for one of Ides' nominees in time for the 2016 stockholder vote, but the Board <u>refused</u> and said it intended to expand the Board <u>after</u> the 2016 stockholder vote

- As a result, Ides was only offered the chance to submit its nominees as potential participants in a vague process with a "goal" – but no commitment – to appoint one new director to the Board sometime after the stockholder vote at the 2016 Annual Meeting

- Board <u>refused</u> to consider splitting the roles of Chairman/CEO

- Board <u>refused</u> to commit to add diversity to the Board by the 2017 annual meeting

- Board <u>refused</u> to immediately declassify the Board and inexplicably pushed this change back to 2017

- Boingo's complete refusal to explore any immediate governance improvements forced Ides into a contest to let stockholders decide for themselves

## IDES IS COMMITTED TO DRIVING LONG-TERM VALUE AT BOINGO BY PROVIDING STOCKHOLDERS WITH AN OPPORTUNITY TO VOTE FOR CHANGE

# Ides' Big Picture Concerns

## Ides has three core concerns that are at the root of almost every problem at Boingo:

1. Management incentive structures are not aligned with stockholders' interests
2. Management and the Board have not demonstrated a focus on returns on invested capital
3. Management and the Board do not see any need to improve corporate governance

# ISSUE I: POOR FINANCIAL PERFORMANCE

i.   POOR STOCK PRICE PERFORMANCE AND TOTAL SHAREHOLDER RETURNS

ii.  POOR OPERATIONAL PERFORMANCE

# Poor Stock Price Performance

**Since going public in 2011, Boingo's Total Shareholder Return (TSR) is a disappointing -46% compared to 78% for the NASDAQ index, an underperformance of -124%**

- TSR since the IPO has also materially underperformed the 2016 Proxy Peers and Ides' Selected Peer Group

### WIFI Stock Price: Since IPO



150%
100%
50%
0%
-50%
-100%
WIFI
NASDAQ Total Return
2016 Proxy Peers
Ides' Selected Peer Group
3-May-11
3-May-12
3-May-13
3-May-14
3-May-15


### Total Shareholder Return: Since the IPO



150%
100%
50%
0%
-50%
-100%
-46%
15%
78%
121%
WIFI
2016 Proxy Peers
NASDAQ Total Return
Ides' Selected Peer Group


Source: Bloomberg
Stock price as of unaffected share price date of March 23, 2016 (the day prior to Ides' announcement of intention to nominate directors)
Ides' Selected Peer Group includes Gogo, American Tower, Orbcomm, Cogent Communications, Ruckus Wireless, Shenandoah Telecommunications, CommScope, Comcast, MaxLinear, Synchronoss and Inteliquent (see page 14 for rationale)
2016 Proxy Peers and Selected Peer Group only include stocks that were publicly traded for the entire period

**Boingo's TSR has underperformed the NASDAQ, the 2016 Proxy Peers and Ides' Selected Peer Group over the 3-Year time frame as well, which includes the period since the Company's supposed "transformation"**





Source: Bloomberg

Ides CAPITAL

# Total Shareholder Return (TSR) Summary

**Disappointing TSRs are at odds with the Company's claim of a "proven track record of success"**

- Ides believes that a good starting point for measuring success at a public company is Total Shareholder Return, where Boingo has clearly underperformed nearly every combination of time frame and comparable basket/index
- The table below summarizes the concern that the Compensation Committee – overseen by incumbent nominee Charles Boesenberg – has created a management compensation structure that fails to include Total Shareholder Return or returns on invested capital

## Boingo's Total Shareholder Return relative to:

| | 1-Year | 3-Year | Since IPO |
|---|---|---|---|
| 2016 Proxy Peers | 9% | -17% | -61% |
| NASDAQ Total Return | 0% | -23% | -124% |
| Selected Peer Group | -12% | -83% | -167% |

## IS THIS A "PROVEN TRACK RECORD OF SUCCESS"?

# Proxy Peer Group is Problematic, But Still Outperforms

**Boingo's 2016 Proxy Peer Group is sub-optimal for a number of reasons:**

- Boingo's 2016 Proxy Peer Group has changed 5 times since 2011, including a new peer group that debuted in Boingo's May 10, 2016 letter to stockholders, less than 2 weeks after the Company filed its 2016 proxy
- These repeated changes to the peer group create a moving target, adding yet another complicating factor for investors trying to benchmark the Company's performance
- 2016 Proxy Peer Group has limited representation from companies that are exposed to the opportunity Boingo has had to create value in its fast-growing DAS and Military/Broadband segments
- Nevertheless, the 2016 **Proxy Peer Group has outperformed Boingo on a TSR basis** in the last 3 years and since the IPO

| Company | Market Cap | EV/2016 EBITDA | Gross Margin | EBITDA Margin | Revenue Growth | TSR since Boingo IPO |
|---|---|---|---|---|---|---|
| Alaska Comm. Systems | 90 | 4.2 x | N/A | 35% | 4% | -83% |
| Cogent Communications | 1,776 | 14.3 x | 57% | 31% | 10% | 91% |
| Constant Contact, Inc. | Acquired | N/A | 73% | 13% | 12% | 20% |
| Gogo Inc. | 863 | 20.2 x | 56% | 8% | 17% | 0% |
| Inteliquent, Inc. | 552 | 5.1 x | 39% | 28% | 12% | 101% |
| j2 Global, Inc. | 3,145 | 8.6 x | 83% | 41% | 11% | 103% |
| Limelight Networks, Inc. | 153 | 7.4 x | 53% | -3% | 13% | -74% |
| LogMeIn, Inc. | 1,457 | 15.1 x | 87% | 11% | 16% | 22% |
| MaxLinear, Inc. | 1,022 | 7.1 x | 60% | -1% | 8% | 103% |
| Numerex Corp. | 145 | 19.5 x | 53% | 0% | 7% | -41% |
| Procera Networks, Inc. | Acquired | N/A | 62% | -27% | 9% | 13% |
| ReachLocal, Inc. | 54 | 4.3 x | 45% | -11% | 5% | -91% |
| RealPage, Inc. | 1,663 | 14.9 x | 63% | 7% | 15% | -32% |
| Ruckus Wireless, Inc. | 1,132 | 13.7 x | 69% | 5% | 14% | 0% |
| SolarWinds, Inc. | Acquired | N/A | 94% | 32% | 20% | 158% |
| Sonus Networks, Inc. | 412 | 12.1 x | 69% | -5% | 7% | -61% |
| Spok Holdings, Inc. | 347 | N/A | N/A | 21% | N/A | 12% |
| Synchronoss Technologies | 1,578 | 6.9 x | 61% | 26% | 18% | -1% |
| 2016 Proxy Peer Group Average | 959 | 10.9 x | 64% | 12% | 12% | 13% |
| 2016 Proxy Peer Group Median | 863 | 10.3 x | 61% | 10% | 12% | 6% |
| **Boingo Wireless** | 270 | 7.0 x | 57% | 14% | 13% | -46% |

Source: Bloomberg

# Ides' Selected Peer Group

**The Ides' Selected Peer Group better mirrors Boingo's segments with respect to end markets, sources of revenue, margins and growth profiles**

- Given Boingo's 5 business segments and low transparency into segment results, there are no "perfect peers"

- While we understand that the large market cap of Comcast stands out, cable companies are direct competitors to Boingo's Military/Broadband segments and have broadly similar capital expenditure and cash flow profiles

- We therefore believe that Comcast represents a large part of Boingo's opportunity set and should be included in this peer group; We note that Comcast is the most conservatively valued of the public Cable Companies

| Company | Market Cap | EV/2016 EBITDA | Gross Margin | EBITDA Margin | Revenue Growth | TSR since Boingo IPO | Rationale for Selection |
|---|---|---|---|---|---|---|---|
| American Tower | 45,252 | 18.3 x | 70% | 61% | 11% | 91% | Direct competitor to DAS segment, which was 33% of Boingo '15 revenues |
| Cogent Communications | 1,776 | 14.3 x | 57% | 31% | 10% | 163% | Facilities-based provider of Internet access, 2016 Proxy Peer |
| Comcast Corporation | 149,078 | 7.7 x | 33% | 33% | 4% | 123% | Competitor to Military/Broadband segment, which was 14% of Boingo '15 revenues |
| CommScope Holding | 5,670 | 9.4 x | 39% | 13% | 4% | N/A | Supplier to the wireless industry, including DAS equipment |
| Gogo Inc. | 863 | 20.2 x | 56% | 8% | 17% | N/A | Aircraft-based provider of Internet access, 2016 Proxy Peer |
| Inteliquent, Inc. | 552 | 5.1 x | 39% | 28% | 12% | 101% | Voice telecommunications by IP network, 2016 Proxy Peer |
| MaxLinear, Inc. | 1,022 | 7.1 x | 60% | -1% | 8% | 103% | Supplier of circuits to cable and satellite broadband, 2016 Proxy Peer |
| ORBCOMM Inc. | 659 | 15.7 x | 50% | 11% | 12% | 186% | IoT satellite network, SEC GIC code, 2013 Proxy Peer |
| Ruckus Wireless, Inc. | 1,132 | 13.7 x | 69% | 5% | 14% | N/A | Supplier to Boingo, 2016 Proxy Peer |
| Shenandoah Telecom | 1,476 | 8.8 x | 64% | 42% | 12% | 200% | Telecom operator with Wireless, Cable and Wireline segments |
| Synchronoss | 1,578 | 6.9 x | 61% | 26% | 18% | -1% | Software for mobile carriers, 2016 Proxy Peer |
| Ides' Selected Peer Group Ave | 19,005 | 11.6 x | 54% | 23% | 11% | 121% | |
| Ides' Selected Peer Group Med | 1,476 | 9.4 x | 57% | 26% | 12% | 113% | |
| **Boingo Wireless** | 270 | 7.0 x | 57% | 14% | 13% | -46% | |

Source: Bloomberg

**Boingo trades at a discount to its 2016 Proxy Peers, the Ides' Selected Peer Group, the Cell Tower Companies and the Cable Companies**

- Boingo's large valuation discount exists despite having projected 2016 revenue growth of 13%, which is roughly in-line with the projected 12% of the Ides' Selected Peer Group



**Enterprise Value/2016 EBITDA**

Source: Bloomberg. Median multiple shown for each category
Note: Cell Tower Companies are American Tower, SBA Communications and Crown Castle International. Cable Companies are DISH Network, Charter Communications, Comcast Corporation and Cable One

Ides CAPITAL

# Low Valuation Relative to Private Market Transactions

**Boingo's valuation is extremely discounted in comparison to the EV/EBITDA multiples paid for DAS assets by strategic acquirers:**

**Digital Bridge acquisition of ExteNet in July 2015 for $1.4 billion or estimated 22-26x EV/EBITDA**

- ExteNet has 10,000 DAS nodes deployed and potential to grow at 25% compounded annually
- SBA Communications, a minority investor in ExteNet, considered buying, but price became too high

**Crown Castle acquisition of NextG in December 2011 for $1.0 billion or 30x EV/EBITDA**

- NextG is a leading DAS provider with 7,000 nodes and 1,500 under construction
- Installations in 50+ high value, marquee locations
- $33 million in annualized run-rate EBITDA (estimated 30x EV/EBITDA)

Ides CAPITAL

# Annual Operating Performance Since IPO

**Boingo's deteriorating operating performance since its IPO in 2011 is glaringly apparent:**

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2011 | 2012 | 2013 | 2014 | 2015 |
| Retail | | 46.1 | 43.2 | 40.3 | 31.8 |
| DAS | | 30.8 | 32.7 | 38.3 | 46.5 |
| Wholesale - WiFi | | 18.7 | 17.3 | 15.2 | 21.9 |
| Military | | - | 1.3 | 4.5 | 19.9 |
| Advertising, other | | 6.9 | 12.4 | 21.0 | 19.6 |
| **Total revenues** | **94.6** | **102.5** | **106.7** | **119.3** | **139.6** |
| % change | | *8.4%* | *4.1%* | *11.8%* | *17.0%* |
| Gross profit | 57.5 | 60.2 | 59.5 | 59.9 | 76.6 |
| *Gross margin* | *60.8%* | *58.7%* | *55.7%* | *50.2%* | *54.9%* |
| Total operating expenses | (83.4) | (91.7) | (108.6) | (137.3) | (161.3) |
| (Loss) income from operations | 11.2 | 10.8 | (1.9) | (18.0) | (21.6) |
| *Operating margin* | *11.8%* | *10.6%* | *-1.8%* | *-15.1%* | *-15.5%* |
| Adjusted EBITDA | 28.6 | 30.6 | 23.8 | 20.3 | 29.6 |
| *Adjusted EBITDA margin* | *30.2%* | *29.9%* | *22.3%* | *17.0%* | *21.2%* |

Source: Bloomberg, Company financials

### 5-Year Revenue Growth



### 5-Year Operating Expense Growth



- Company has grown revenues at a 5-year CAGR of 10%

- Gross margins have remained stable in the mid to high 50%s, in line with the Ides' Selected Peer Group and the 2016 Proxy Peers

- Unfortunately, expenses have grown more than 2x as fast as revenues over the same period

- As a result of this negative operating leverage, the Company has been losing money on an operating income basis since 2013

- This negative operating leverage helps to explain why Boingo – despite its growth – is valued at an EV/2016 EBITDA discount to its peers

Source: Bloomberg, Company financials

**Expenses have grown at a 5-year CAGR of 21% and every expense category appears to have grown faster than revenues**

- Employee headcount has increased at a 5-year CAGR of 18% – 1.8x revenue growth – which aligns anecdotally with former employees telling us that Boingo has a bloated cost structure

- It is our understanding that rather than efficiently integrating new and acquired businesses into Boingo's existing structure, Boingo maintains these business' individual operational cost structures, preventing economies of scale





Source: Bloomberg, Company financials

**Expenses at Boingo have exploded in excess of revenue growth**

- Every expense category has experienced significant growth at a rate that exceeds the revenue growth over the same time period

### Network Operations as % of Revenue



### Devel. and Tech. as % of Revenue



### Selling, Marketing as % of Revenue



### G&A as % of Revenue



Source: Bloomberg, Company financials

**Boingo's bloated cost structure is evident in its weak EBITDA margins**

- As shown, expenses have consistently grown faster than revenues, pressuring EBITDA margins

- If no change is made then stockholders can only expect that, despite revenue growth, EBITDA margins will fail to improve, given Boingo's negative operating leverage



Ides' Selected Peer Group: 2016 EBITDA Margin



Boingo's EBITDA Margin History

Source: Bloomberg, Company financials

**As Boingo's operating expenses have ballooned, operating losses have worsened and operating margins have plummeted**

- The ever-worsening losses are at odds with the Company's recent claim that it has undergone a "successful transformation"

- Part of the problem is that the Board – and specifically the Compensation Committee overseen by incumbent nominee Boesenberg – has created a compensation structure based largely on revenue growth and the passage of time, with little consideration of profitability and no consideration of returns on capital

- From 2011 to 2014, the Board included operating income as a important metric for performance-based compensation, only to remove it in 2014 when this metric deteriorated into a loss



**5-Year Operating Income / (Losses)**



**5-Year Operating Margins**

Source: Bloomberg, Company financials

**Management's large and sustained capital expenditures have materially weakened Boingo's balance sheet and grown assets without commensurate growth in EBITDA, reflecting a lack of focus on returns on capital**

- In the last three years, management has spent $223 million on capital expenditures and M&A, representing an eye-opening 75% of the current market capitalization

- Management's large appetite for capital underscores why stockholders reacted with concern to the $125 million universal shelf filed by the Company in September 2015

- The impact of Management's focus on asset and revenue growth – with no consideration of returns on capital – is apparent in the declining EBITDA as a percent of total assets over time



Source: Bloomberg, Company financials

**Boingo's EBITDA as a percent of total assets – a measure of return on capital – compares negatively to the Ides' Selected Peer Group**

- Boingo is one of the worst performers in the Ides' Selected Peer Group, reflecting the steady decline in return on capital since 2012

- Although not shown here, Boingo also falls into the bottom 1/3 of the 2016 Proxy Peers on this measure



**Ides' Selected Peer Group: EBITDA as % of Total Assets**

Source: Bloomberg, Company financials

# Returns on Capital Have Fallen Steadily Since the IPO

**The bottom line for any company is whether Returns on Invested Capital (ROIC) exceeds its Weighted Average Cost of Capital (WACC) over time and Boingo has dramatically underperformed on this core investment criteria**



Boingo WACC vs ROIC
15.0%
10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
(20.0%)
ROIC
WACC
30-Sep-11
31-Dec-11
31-Mar-12
30-Jun-12
30-Sep-12
31-Dec-12
31-Mar-13
30-Jun-13
30-Sep-13
31-Dec-13
31-Mar-14
30-Jun-14
30-Sep-14
31-Dec-14
31-Mar-15
30-Jun-15
30-Sep-15
31-Dec-15


Source: Bloomberg

## ISSUE II: LACK OF CREDIBILITY WITH INVESTORS

    i.     HEAVY INSIDER SELLING

    ii.    LACK OF TRANSPARENCY

    iii.   WEAK INCUMBENT DIRECTORS

# Heavy Insider Selling Deters Investors



WIFI Stock Price Since IPO and CEO Hagan Selling
Red Arrows Indicates
CEO Hagan Selling Activity
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
4-May-11
4-Aug-11
4-Nov-11
4-Feb-12
4-May-12
4-Aug-12
4-Nov-12
4-Feb-13
4-May-13
4-Aug-13
4-Nov-13
4-Feb-14
4-May-14
4-Aug-14
4-Nov-14
4-Feb-15
4-May-15
4-Aug-15
4-Nov-15
4-Feb-16
4-May-16


**CEO HAGAN HAS NEVER PURCHASED A SINGLE SHARE OF BOINGO STOCK**

# Heavy Insider Selling Not Driven "Primarily" By Tax

**Boingo's 2016 Proxy Statement assertion that executives "primarily" sell to "cover taxes" is a half-truth that conceals the reality**

- The reality is that CEO David **Hagan has sold 82% of his vested stock options and restricted stock unit ("RSUs") awards,** amounting to more than 1.1 million shares sold
- CEO Hagan has had more than 400,000 RSUs vest and he has sold 44% of these vested RSUs
- CEO Hagan has had more than 900,000 options vest and he has sold 100% of these vested options
- The total value of shares sold by CEO David Hagan since the IPO is $9.1 million

**THE INVESTMENT COMMUNITY IS JUSTIFIABLY UNSETTLED BY A CEO WHO SELLS 82% OF HIS VESTED EQUITY AWARDS**

# Lack of Transparency Precludes Accountability

**Boingo regularly changes metrics, neglects to disclose hurdles and fails to be meaningfully transparent – a combination of practices that undermine the credibility of management and the Board and impedes the creation of stockholder value**

| Practice | Consequence |
| --- | --- |
| **Lack of transparency** | ▪ Difficult for the investment community to understand and value the Company's business segments<br>▪ Deters potential new investors and undermines investor confidence<br>▪ Particularly problematic in light of the very large capex spend<br>▪ Raises skepticism around a compensation plan that is highly dependent on revenue growth |
| **Significant annual changes to Proxy Peer Group** | ▪ Boingo's Proxy Peer Group has changed 5 times since 2011<br>▪ Eliminates ability to evaluate compensation expenses and TSRs over longer look-back periods relative to a reasonably static peer group of comparable companies |
| **Failure to establish a "start date" to evaluate "turnaround" performance** | ▪ CEO Hagan asserts without explanation that the IPO is not a valid start-date to measure Boingo's performance, but fail to offer a consistent alternative timeline<br>▪ In Ides' conversations with the Company, management has – in a single call – cited 2 years, 6 months and 1 year as the proper time frame to measure their performance<br>▪ This reluctance to be held accountable undermines investor confidence and the Company's credibility with its stockholders |

**CHANGING METRICS AND A LACK OF TRANSPARENCY AMOUNT TO A MOVING GOAL LINE THAT UNDERMINES BOINGO'S ACCOUNTABILITY TO ITS OWNERS**

# Changes at Boingo are Reactive and Cosmetic

**Deloitte's Center for Corporate Governance suggests that boards should "think like an activist investor" and should proactively "prepare themselves by working to clearly understand the value drivers of the business and considering ways to improve those drivers"**

- Pulled a massive equity shelf registration after it spooked the market
  - Board should have known better than to register an offering for nearly 50% of the market cap of the Company when the stock was trading at prices down nearly 50% since the IPO
- Change to cliff vesting is a "band-aid" fix that does little, if anything, to address the underlying insider selling problem
  - The massive insider selling, particularly by CEO Hagan, is unlikely to be discouraged by the marginal change of cliff vesting, which merely shifts the time frame of selling and fails to address the structural problem underlying the Company's compensation practices
- Adoption of stock ownership guidelines is another "band-aid" fix that fails to really address the insider selling problem
  - A stock ownership guideline that requires CEO Hagan to maintain ownership at 6x base salary levels does little to prevent Hagan from continuing to dump shares, as his large option and RSU grants have left him with ownership in excess of 20x his base salary
- Adjustment to performance-based compensation structure has little meaning without full disclosure
  - Adding EBITDA margin metrics to equity-based compensation without disclosing the hurdles required to achieve those metrics does little to augment the Company's credibility with its owners

**BOINGO'S BOARD MAKES REACTIVE AND COSMETIC CHANGES THAT HAVE "ADDRESSED" ONLY A VERY SMALL FRACTION OF THE CONCERNS VOICED BY THE INVESTMENT COMMUNITY**

Ides CAPITAL

# Board Has Deflected Strategic Interest

**Is this Board open to all options for delivering value to stockholders?**

- In our due diligence on this Company, we came across multiple private equity firms that have apparently tried to engage with Boingo over the past few years
- It is our understanding that in at least one instance, a private equity firm approached Boingo to discuss the potential for a buyout and was told to "go away"
- To be clear, we view Boingo as deeply undervalued and would not be interested in some sort of standard takeout premium to today's depressed stock price
- However, we would be concerned if this Board is simply rebuffing offers without a more detailed discussion of the potential to deliver value to Boingo's long-suffering stockholders

**THE BOARD OF A COMPANY WHOSE STOCK PRICE IS DOWN NEARLY 50% FROM ITS IPO SHOULD BE OPEN TO EXPLORING EVERY POSSIBLE OPPORTUNITY TO DRIVE VALUE**

# Weak Incumbent Directors

## Charles Boesenberg (Director Since IPO)



- Mr. Boesenberg, despite being Lead Independent Director, has never reached out to the Ides group over the course of their attempts to engage the Company, including a letter sent to each member of the Board requesting a dialogue on governance matters
- Mr. Boesenberg Chairs Boingo's Compensation Committee, which received a new downgraded score from ISS of 8, where 10 represents the worst possible score, and gets a "C" from Glass Lewis
- Mr. Boesenberg serves on the Audit Committees of 3 public companies, as Glass Lewis has noted with concern
- Over the course of Mr. Boesenberg's tenure as CEO of NetIQ from January 2002 through June 2006, the NetIQ stock plunged -65%

***Since the IPO, Mr. Boesenberg has made a single 5,000 share purchase of the Company's stock, which has plummeted more than -40% over his tenure, underperforming the NASDAQ and 2016 Proxy Peers***

## Terrell Jones (Director Since June 2013)



- Mr. Jones is a member of the Boingo's Nominating and Governance Committee, implementing Board Structure and Shareholder Rights policies that receive weak scores and numerous "Red Flags" from ISS
- Since Mr. Jones joined the Nominating and Governance Committee in 2013, the Committee has met a total of 4 times, while the 2016 Proxy Peer Nominating and Governance Committees meet more than 3x per year, on average
- Over the course of his tenure as President and CEO of Travelocity, from March 2000 through April 2002, the Travelocity stock dropped -36%

***Mr. Jones has never purchased a single share of the Company's stock, which has significantly trailed the NASDAQ and the 2016 Proxy Peers over his tenure***

## Issue III: Weak Corporate Governance

    i.      POOR COMPENSATION PRACTICES

    ii.     ENTRENCHED, NON-DIVERSE BOARD

    iii.    POOR STOCKHOLDER RIGHTS

# Ides Has Called for Governance Improvements

**Boingo's Board has been wholly resistant to addressing any of Ides' governance concerns in a timely manner and has further refused to discuss the rationale behind maintaining the objectively weak governance "status quo"**

- Ides suggested – in numerous conversations and emails with management and the Board as well as through a formal letter to the Board – the implementation of a number of corporate governance best practices, including:
  1. Separation of the roles of CEO and Chairman of the Board
  2. Formalized commitment to diversification of the Board by 2017
  3. Implementation of initiatives to effectively align compensation structures with stockholders' interests, including, amongst other Ides' suggestions, annual say-on-pay votes
  4. Expansion of the Board in time for stockholders to vote at the upcoming Annual Meeting
  5. Declassification of the Board, starting at this year's Annual Meeting, as each class comes up for election

- The Board has refused to implement any of Ides' governance suggestions and has instead asserted that Boingo's governance is "quite good" for "its size"

**THE BOARD – PER ITS OWN WORDS AND ACTIONS – IS IN "NO RUSH" TO IMPROVE GOVERNANCE AT BOINGO**

# Experts Give Compensation Structure Low Marks

**Institutional Shareholder Services (ISS) and Glass Lewis – leading corporate governance experts – give Boingo's compensation structures low and deteriorating marks**

## Institutional Shareholder Services

- On March 16, 2016, ISS downgraded Boingo's Compensation Pillar rating to a score of 8, where 10 represents the worst score

- As part of its review, ISS assigned 8 "Red Flags" within the Compensation Pillar with each "Red Flag" indicating that Boingo's "points within the respective subcategory are at the bottom of the possible range"

- ISS noted concerns regarding Boingo's "Use of Equity" and "Equity Risk Mitigation" and found that Boingo's "average equity grant rate over the past three fiscal years **exceeds** the greater of two percent and **the average of its industry/index peers**"

## Glass Lewis

- In its most recent Proxy Paper, Glass Lewis assigned Boingo's compensation structure a "C" grade

- In assessing Boingo's "Executive Compensation Structure", Glass Lewis noted, amongst other concerns that the Structure "**lacks** a sufficiently robust clawback provision" which is necessary to "safeguard against the receipt of **unwarranted bonuses** and to similarly encourage executives…to **take a more comprehensive view of risk** when making business decisions"

- In its review of Boingo's equity incentive plan, Glass Lewis noted that the the plan is "**more expensive**" than the average cost of plans at the Company's peers, that it **subjects shareholders to "a lot of dilution"** and that the "**brisk pace**" of equity grants leads Glass Lewis to believe that shareholder interest are **not satisfactorily being "carefully considered"**

The Compensation Committee, chaired by incumbent director Boesenberg, has created a compensation structure that almost exclusively excludes profitability and EBITDA, effectively de-linking it to any measure tied to stockholder returns

| | |
|---|---|
| **Performance-based Compensation is Almost Exclusively Tied to Time and Revenue Growth** | ▪ Excluding fiscal 2011 (when IPO options package distorted figures), only 3% to 10% of CEO Hagan's total compensation is not tied to salary, revenue or time-based metrics<br><br>▪ As a result, management is encouraged to buy growth without any corresponding focus on profitability or returns on capital |
| **CEO Hagan Receives the Majority of Total Compensation for Showing Up to Work** | ▪ Excluding fiscal 2011 (when IPO options package distorted figures), 60% to 90% of CEO Hagan's total compensation was driven by a cash salary and grants of time-based RSUs<br><br>▪ The effect of this structure, as indicated in blue below, is that <u>**CEO Hagan earns the majority of his total compensation just for showing up to work**</u> |



**% Composition of Total Annual Compensation for CEO Hagan**

■ Salary/Time/Other Based (RSU)  ■ Revenue Based (RSU+Cash Bonus)  ■ Non-Revenue Based (Cash Bonus)  ■ Options Based

Source: Company filings

Ides CAPITAL

# RSU Plan Eliminates Need For Stock Appreciation

**The Compensation Committee, chaired by incumbent director Boesenberg, has conveniently moved from a stock compensation plan exclusively focused on Options to RSUs creating a no-lose situation for management**

| | |
|---|---|
| **Stock Option Plans Reward For Higher Stock Price** | ▪ In fiscal year 2011, the Compensation Committee granted CEO Hagan 377,777 options with a strike price of Boingo's IPO price of $13.50 in order to 'participate in the long-term appreciation of Boingo stock'<br>▪ As shown in table below this grant was a large portion of Hagan's annual compensation, directly aligning his pay with stockholders who risked their capital in Boingo's IPO |
| **Switching Entirely to RSUs Eliminates All Ties to Stock Price Appreciation** | ▪ In fiscal 2013, after Boingo share price had declined 45% since its IPO, the Compensation Committee **chose to eliminate its options program and instead issue RSUs which compensate CEO Hagan and the executive team regardless of stock appreciation**<br>▪ Company's RSU plan has continued to richly compensate CEO Hagan despite continued share price declines |

**$ Cash/Stock Amount Total Annual Compensation for CEO Hagan**


$4.0
$3.0
$2.0
$1.0
$-
2011
2012
2013
2014
2015
Salary/Cash Bonus/Other
Stock Options
Stock RSUs

Source: Company filings

# Compensation Disconnected from Losses and Returns

The Compensation Committee, chaired by incumbent director Boesenberg, rewards poor operational and stock price performance with increased compensation and has failed to align compensation with Total Shareholder Return

| | |
|---|---|
| **CEO Hagan's Compensation Is Direct Wealth Transfer From Stockholders** | ▪ Boingo's Total Shareholder Loss from IPO to fiscal 2015 was -48.1%, during which CEO Hagan's total compensation (excluding his 2011 options grant) increased in almost lockstep fashion from $0.8 to $2.7m<br><br>▪ This disconnect can only be characterized as a direct wealth transfer from shareholders to CEO Hagan and his executive team |
| **Compensation Increased Despite Mounting Losses** | ▪ Losses from operations reached an all-time high of -$21.6 million in 2015 which had no bearing on CEO and top 5 executive compensation which was 4.8x and 3.6x greater than in 2012, respectively<br><br>▪ **Instead of addressing the root issue of Boingo's mounting losses, the Compensation Committee responded to repeated operational misses <u>by moving the goalposts</u> to eliminate all ties to Net income and Free cash flow from the calculation of cash bonuses in 2014 - IS THIS THE REAL TRANSFORMATION AT BOINGO?** |

| Annual Cash Bonus Determination Factors per Boingo Proxy | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2011** | | **2012** | | **2013** | | **2014** | | **2015** |
| | % <u>Alloc</u> | Target <u>Met?</u> | % <u>Alloc</u> | Target <u>Met?</u> | % <u>Alloc</u> | Target <u>Met?</u> | % <u>Alloc</u> | Target <u>Met?</u> | % <u>Alloc</u> | Target <u>Met?</u> |
| **Revenue** | 60% | Yes | 60% | No | 60% | No | 80% | No | 80% | Yes |
| **Adjusted EBITDA** | 15% | No | 15% | No | 15% | No | 20% | No | 20% | No |
| **Free cash flow** | 20% | Yes | 20% | No | 20% | No | | | | |
| **Net income (loss)** | 5% | Yes | 5% | No | 5% | No | | | | |

Source: Company filings

# Peer Group is a Moving – or Non-existent – Target

**Boingo's Compensation Committee chaired by incumbent director Boesenberg utilizes a "moving target" proxy Peer Group that undergoes dramatic changes on an annual basis…if it utilizes a Peer Group at all**

- Ides is deeply concerned that Boingo's 2013 Proxy disclosed that the Compensation Committee **didn't use any peer group** to determine the 2012 executive compensation
- Ides was stunned to note that **less than two weeks after filing Boingo's 2016 Proxy, the Company sent a shareholder letter that included a new peer group that consists of only 8 companies, 7 of which are new peers**

| | 2012 Proxy Peer Group | 2013 Proxy Peer Group | 2014 Proxy Peer Group | 2015 Proxy Peer Group | 2016 Proxy Peer Group | May 10, 2016 Letter Peer Group |
|---|---|---|---|---|---|---|
| **Compensation Consultant** | Radford | None | Compensia | Croner Company | Croner Company | N/A |
| **Number of Peer Companies** | 15 | From the 2013 Proxy: "The Compensation Committee did not renew its relationship with Radford for 2012, and **did not engage another independent advisor** to assist the committee with setting the compensation of our named executive officers earned during 2012. Nonetheless, the compensation data from the foregoing peer group of companies developed with Radford in connection with our initial public offering was **used as a reference point** for evaluating our executive compensation program, **although it was not used to target any particular level of compensation for our executive officers**." | 19 | 22 | 18 | 8 |
| **Net Change in Number of Peers** | N/A | | added net 4 peers | added net 3 peers | reduced by net 4 peers | reduced by net 10 peers |
| **Number of New Companies** | N/A | | 11 | 4 | 8 | 7 |
| **Number of Missing Companies** | N/A | | 6 *versus 2012* | 2 | 12 | 11 |
| **Additional Concerns** | Included many private companies as well as acquired companies in peer group | | Careless error in double counting two companies and must compare to 2012 Proxy Peers because there **were no 2013 Proxy Peers** | Careless error in double counting two companies | Peer Group reduced by 18% and 45% of companies are new | The Company debuted a **new peer group 2 weeks after its 2016 Proxy Peer Group** and compared performance over 3 and 6 month and 1 year periods. The new peer group included 8 companies (versus 18 only two weeks prior) and **7 out of the 8 companies are new peers**. The new peer group is almost exclusively tower companies and is **unrepresentative of Boingo** as a whole. |
| **Current Boingo Directors on Compensation Committee** | Boesenberg, Davis | Boesenberg, Davis | Boesenberg, Davis, Finley | Boesenberg, Davis, Finley | Boesenberg, Davis, Finley | Boesenberg, Davis, Finley |

Note: 2014 and 2015 Proxy Peer Groups include both Spok Holdings and USA Mobiility Inc., which are the same company (name change), and Ides has corrected for this in its calculations

# Board Elevated Hagan to the Role of Imperial CEO

**In August 2014 – despite a stock price that had plummeted nearly 50% from the date of Boingo's IPO – the Board elevated CEO Hagan to the additional position of Chairman of the Board, implementing a dual role structure often referred to as the "Imperial CEO"**

- CEO Hagan and incumbent director Jones have justified the combination of roles by claiming that incumbent director Boesenberg is a "strong Lead Independent Director"
- However, over the entire course of Ides' attempts to engage the Board – including nominating two candidates for election at the 2016 Annual Meeting, sending the entire Board a governance-focused letter and requests from Ides for board engagement – **incumbent and Lead Independent Director Boesenberg has not reached out to Ides for a single phone call or meeting**
- Given the silence of Mr. Boesenberg, in combination with the otherwise weak governance, Ides is left wondering…

## Does CEO Hagan, in effect, report to himself?



Boingo provided this image for an industry news publication interview of Chairman and CEO Hagan

# Disturbing Pattern of Bypassing Stockholders

**Boingo's Board regularly appoints new directors for <u>a nearly year-long "trial run"</u> before submitting them to the stockholder vote at the Annual Meeting**

- The Board appointed Lance Rosenzweig in July 2014, approximately **ONE MONTH** after the 2014 Annual Meeting
- The Board appointed Michael Finley in August 2013, approximately **TWO MONTHS** after the 2013 Annual Meeting
- The Board appointed Chuck Davis in August 2011, approximately **THREE MONTHS** after the Company's last S-1 disclosure and **<u>was not elected by stockholder vote until the 2014 Annual Meeting</u>**
- The **ONLY** appointment made in time for the stockholder vote was the 2013 nomination of incumbent director Terrell Jones **who already had a "trial run"** during a co-directorship with a Boingo director at a different company
- The Board is once again **<u>promising to sidestep stockholders by appointing a new director</u>** at the "first Board meeting" ***<u>after</u>* <u>the 2016 Annual Meeting</u>**



April 29, 2011 - Last S-1 filing disclosure
May 4, 2011 - IPO
August 10, 2011 – Chuck Davis Appointed
June 13, 2012 Annual Meeting
June 14, 2013 Annual Meeting
August 6, 2013 - Michael Finley Appointed
June 13, 2014 Annual Meeting
July 17, 2014 - Lance Rosenzweig Appointed
June 12, 2015 Annual Meeting
June 9, 2016 Annual Meeting
"Goal" to Appoint New Director in Calendar 2016…


**Ides has long believed that Boingo's board should be expanded to included new, diversifying directors – but should that responsibility fall exclusively into the hands of incumbent directors who have <u>repeatedly circumvented the stockholder vote in their appointment process</u>?**

Source: Company filings

Ides CAPITAL

# Lack of Diversity Raises Risk of Groupthink

## Boingo's Boardroom Lacks Every Form of Diversity Making it Susceptible to "Groupthink"


Hagan


Boesenberg


Davis


Jones


Finley


Rosenzweig

- Boingo's Board consists of six seemingly non-diverse men with an average age of 59 years who have virtually identical skill set and operational backgrounds
- Boards with "cookie cutter" profiles are, by virtue of the lack of diversity, susceptible to "groupthink" because they often lack the variety of fresh ideas needed to drive positive change and value creation
- Over the past five years since the 2011 IPO, Boingo's Board has **failed to appoint or nominate a single** woman or multiculturally diversifying director and has also glaringly failed to appoint or nominate any director with differentiating operational, financial or governance experience
- Over the virtually identical five year time period, Spencer Stuart, a leading executive search and leadership consulting firm, found that **women constituted 50% of new directors** within its index

**THE BOARD HAS FULLY DISMISSED IDES' SUGGESTION TO FORMALLY COMMIT TO BOARDROOM DIVERSITY BY 2017 AND NEVER CONSIDERED NON-INCUMBENTS FOR ELECTION IN 2016**

Ides CAPITAL

# The Board Will Wait Until Next Year to Declassify

**The Board has finally – and only with a likely proxy contest on the horizon – decided to allow Boingo's stockholders to vote on the declassification of the Board…but not until next year's Annual Meeting**

- When asked why the Board would choose to delay the declassification proposal until next year as opposed to adding it to this year's proxy for immediate stockholder vote, CEO David Hagan stated that **THE BOARD IS IN "NO RUSH" TO CHANGE THIS, OR ANY OTHER, CORPORATE GOVERNANCE PRACTICE**
- CEO Hagan, incumbent director Jones and Governance and Nominating Committee Chair Chuck Davis failed to inform Ides of ANY REASON – let alone any substantiated reason – to delay the declassification of the Board
- ISS has called out Boingo's Board – as recently as March 16, 2016 – for maintaining a classified board
- More than 85% of S&P 500 companies have declassified their boardrooms, but Boingo remains oblivious to this trend

**THE BOARD'S FAILURE TO DECLASSIFY IS A HALLMARK OF AN ENTRENCHED BOARD**

Ides CAPITAL

# Boingo's Governance is Adverse to Stockholders

**Boingo has poor stockholder rights and protections**

- The Board is classified and there is no resignation policy
- Directors may only be removed for cause
- Board may increase or decrease the size of the board without stockholder approval
- Vacancies are filled by the Board including vacancies created by removal or enlargement
- Supermajority vote required to amend certain charter and all by-law provisions
- Stockholders may not call special meetings
- Stockholders may not act by written consent
- The Company has a blank check preferred
- Combined CEO and Chairman roles while best practice is to separate

**Boingo's stockholders have endured sustained stock price and financial underperformance**

- The Company's stock price is down 54% since the 2011 IPO and the Company has underperformed the NASDAQ, the 2016 Proxy Peers, and the Ides' Selected Peer Group since the IPO
- The Company has posted losses from operations for the past three years, reaching a peak in 2015
- The Company's ROIC has declined across the board since the IPO and is deep into negative territory

**POOR STOCKHOLDER RIGHTS + SUSTAINED UNDERPERFORMANCE = LACK OF ACCOUNTABILITY AND OVERSIGHT AT BOINGO**

# Governance Meetings are in Short Supply

**Boingo's deficient governance practices are surely attributable, at least in part, to the near-complete lack of time and attention paid to governance matters since the Company's 2011 IPO**

- Incumbent director Terrell Jones represents 50% of the current two-member Nominating and Governance committee and has served on the committee since 2013, the year he was elected

- In spite of the objectively weak governance ratings and practices, Boingo's Nominating and Governance Committee **met just one time per year** in each of 2015, 2014, 2012 and 2011 and outdid itself in 2013 when it met on two occasions

- This scant record is even more woeful when compared with **Boingo's 2016 Proxy Peers**, whose Nominating and Governance Committees met **more than three times per year, on average**

- A Committee that meets once a year seemingly plays no role, let alone a leadership role, in improving corporate governance

**SORELY NEEDED CORPORATE GOVERNANCE IMPROVEMENTS ARE CLEARLY NO PRIORITY WHEN A COMMITTEE OPTS TO MEET ONLY ONE TIME PER YEAR**

# IDES' PLAN TO DRIVE VALUE AT BOINGO

i. REFRESH THE BOARD

ii. RESTORE CREDIBILITY WITH INVESTORS

iii. STRENGTHEN GOVERNANCE AND STOCKHOLDER PROTECTIONS

iv. IMPROVE OPERATIONAL AND FINANCIAL PERFORMANCE

v. VALUATION

# Ides' Plan to Drive Value at Boingo

## CAN ONLY BE ACOMPLISHED BY REFRESHING THE BOARD WITH NEW INDEPENDENCE

**Restore Credibility and Accountability**

- Increase segment-level transparency
- Align compensation with stockholders' interests
- Full transparency on management sales of equity awards
- Implement frameworks to review strategic alternatives and capital raising decisions

**Improve Operational Performance**

- Evaluate long-term strategy and vision
- Review and control operating expenses
- Implement ROIC discipline

**Strengthen Corporate Governance**

- Declassify the Board
- Separate the roles of Chairman and CEO
- Strengthen protections of stockholder rights by replacing poor practices with empowering practices

## IDES' PLAN WILL DRIVE VALUE FOR THE BENEFIT OF ALL BOINGO STOCKHOLDERS

# Ides' Nominees Bring Sorely Needed Fresh Perspective

**Ides highly-qualified nominees are truly independent and have no relationship with Ides – financial or otherwise – that would impede their ability to work on behalf of all Boingo stockholders**



## Karen Finerman

- Co-founder and Former CEO of Metropolitan Capital Advisors, a New York-based investment management firm, and Permanent Panelist of CNBC's Fast Money
- Prior to MCA, she was the Lead Research Analyst for the Risk Arbitrage department at DLJ Securities
- Director, Graftech International Limited, where she served from June 2014 through August 2015, when Graftech went private and was elected as a dissident nominee in a contested election
- ISS recommended that Graftech stockholders vote for Ms. Finerman and stated "Finerman's perspective as a professional investor – and particularly her financial acumen and attentiveness to shareholder communication – are likely to enhance the board's effectiveness with its shareholders"

***Proven change agent with extensive experience in capital allocation and corporate governance who has purchased more Boingo shares in the open market than the entire incumbent board***


XOJET

## Bradley Stewart

- CEO and Director of XOJET, a TPG company and leading private aviation services company
- Over the course of his tenure as CEO of XOJET, Mr. Stewart has grown EBITDA by 6x times while simultaneously and dramatically reducing capital at risk
- Senior Advisor to TPG Growth, middle market and growth equity investment platform of TPG
- Previously, Mr. Stewart served as Vice President of Parthenon Capital Partners, a private equity firm

***Proven operational expert with extensive experience in successful turnarounds of underperforming companies who has purchased more Boingo shares in the open market than the entire incumbent board***

# Ides' Nominees are Stronger than the Incumbents

**Ides specifically sought Karen Finerman and Brad Stewart as nominees due to their respective expertise and skill sets which fill big voids that exist in Boingo's current boardroom**

| | Skill Set to Address Each "Big Picture" Issue at Boingo? | | |
|---|---|---|---|
| "Big Picture" Issues at Boingo | Karen Finerman | Brad Stewart | Boingo Incumbents |
| **Need to Improve Corporate Governance** | Yes, as Graftech Director | | No: Board responsible for poor practices and has refused to make any timely improvements |
| **Management Incentives Not Aligned With Stockholder Interests** | Yes, as 25+ year Investor, understands how to align comp with stockholder interests | Yes, as CEO of XOJET, Mr. Stewart designs employee comp systems with a focus on ROIC and cash flow | No: Board is directly responsible for creation of compensation practices that fail to align with shareholder interests |
| **Investor Perspective** | Yes, as 25+ year Investor and CNBC panelist understands what Wall Street is looking for | Yes, directly reports to XOJET shareholder TPG, one of the largest and most sophisticated P/E owners in the world | No: Board has no investor or shareholder perspective and has little to no personal "at risk" capital |
| **Lack of Focus on Capital Structure particularly with respect to Equity Raises** | Yes, critical component of investment diligence | Yes, at XOJET and other companies has experience managing complex balance sheets with both debt and equity | No: Board has no apparent focus on capital structure and was naïve to allow equity shelf registration |
| **Lack of Focus On Returns on Capital Invested** | Yes, critical focus for investment evaluation | Yes, a key metric of performance at XOJET and a major issue that Mr. Stewart was brought in to fix | No: Board has no apparent focus on ROIC |
| **Failure to control operating expenses** | | Yes, a focus for Mr. Stewart's turnaround work as CEO of XOJET and previous work at both Parthenon and McKinsey | No: Board has failed provide oversight to management to control operating expenses |
| **Ability to Assess M&A as a Seller** | Yes, as Investor, Risk Arbitrage Specialist and Graftech Director | Yes, has analyzed and responded to unsolicited offers for XOJET | No: Board has had a "closed door" policy to at least some interested buyers |

**KAREN FINERMAN AND BRAD STEWART HAVE THE DIVERSIFYING EXPERTISE NEEDED TO ADDRESS PROBLEMS CREATED OR UNADRESSED BY THE INCUMBENT BOARD**

# Ides' Plan to Restore Accountability and Credibility

**Ides' nominees Karen Finerman and Brad Stewart will work with the Board to align compensation practices with shareholders' interests, enhance transparency and improve accountability**

- **Provide investors with greater segment-level transparency**
  - ✓ Implement a practice of quarterly disclosures of segment level expenses, margins and assets
- **Align compensation with stockholders' interest**
  - ✓ Create a performance-based structure which is tied predominantly to disclosed profitability and return hurdles
  - ✓ Eliminate award grants of RSUs and restore Option awards which will become worthless if management continues to fail to drive stockholder value
- **Demand full transparency on management sales of equity awards**
  - ✓ Push Compensation Committee to provide clear and complete annual disclosure on what percentage of vested options and RSUs are sold by management each year
- **Establish a clear, analytical framework around capital raising decisions, especially equity offerings**
  - ✓ Create an analytical framework around equity raises, including an in-depth analysis of the potential ROIC on deployed capital
  - ✓ Push Boingo's CFO to improve the Company's financials to the point that Boingo can tap the generous private debt markets for DAS and broadband assets
- **Establish a clear, analytical framework around strategic alternatives**
  - ✓ Imperative for the Board to consider strategic interest
  - ✓ Establish framework to ensure that any strategic interests provide a compelling value opportunity for Boingo's stockholders

Ides CAPITAL

# Ides' Plan to Improve Operational Performance

**Ides' nominees Karen Finerman and Brad Stewart will work with the Board and management to implement operating performance and ROIC discipline that will materially improve operating results**

- **Evaluate long-term strategy and vision**
  - ✓ Assess where the Company is winning and losing
  - ✓ Assess plans for money-losing segments
  - ✓ Establish a clear analytical framework for decisions around growth versus profitability

- **Review and control operating expenses**
  - ✓ Assess profitability, growth and ROIC by segment
  - ✓ Review expense categories and headcount by segment and for the Company as a whole and compare to industry benchmarks
  - ✓ Assess duplicative functions and the opportunity to leverage economies of scale
  - ✓ Assess increases to stock-based compensation

- **Implement strict ROIC discipline**
  - ✓ Assess assets, profitability and ROIC by segment
  - ✓ Set specific metrics for capital expenditure and M&A by segment
  - ✓ Set specific metrics for capital allocation decisions, including equity raises and stock buyback
  - ✓ Change compensation structure to incorporate a ROIC metric

# Ides' Plan to Improve Corporate Governance

**Ides' nominees Karen Finerman and Brad Stewart will work with the Board to improve governance including further augmenting the Board with new and diversifying directors and strengthening stockholder protections**

- **Commit to boardroom diversification and opportunistically seek to expand the Board to include new directors who bring differentiated backgrounds, attributes and skill sets**
  - ✓ Formally commit to Boardroom diversification and strengthen the nominating process to target such diversity
  - ✓ Expand the Board to augment the support provided to Boingo and to avoid a likely voting split on a material matter
  - ✓ Strongly review and consider stockholder-suggested nominees
  - ✓ Stop bypassing the stockholder vote and disenfranchising Boingo's stockholders

- **Strengthen Protections for stockholders**
  - ✓ Separate the roles of Chairman and CEO
  - ✓ Declassify the board
  - ✓ Allow stockholders to act by written consent and to call special meetings
  - ✓ Reduce bylaw amendment voting standard from a supermajority standard to a simple majority standard
  - ✓ Require stockholder approval for changes to Boingo's charter and by-laws
  - ✓ Require stockholder votes to fill vacancies on the Board
  - ✓ Implement a director resignation policy and expand provisions for removal beyond "for cause"
  - ✓ Eliminate the Company's blank check preferred

# Ides' Valuation Overview

**Boingo is deeply undervalued and – if it can restore the confidence of investors by improving operations and governance – Ides' believes it could be worth up to 100% more than the current stock price**

- If the Ides' nominees are elected to this board, we believe they can move swiftly to address the issues that have weighed on Boingo's stock price:
  - – Ongoing losses from operations
  - – Declining returns on capital
  - – Misaligned compensation practices
  - – Weak governance
  - – Lack of segment-level transparency
- With the above changes, Ides believes that Wall Street will revalue Boingo from its current depressed multiple of 7.0x 2016 EBITDA up to the range of the following trading multiples:
  - – Cable Companies: 9.9x
  - – Ides' Selected Peer Group: 9.4x
- Additionally, Ides also values Boingo on a "Sum of the Parts" basis, which assumes that transparency is improved to the point that Wall Street can determine segment level EBITDA and apply appropriate multiples to each segment

**Ides believes that Boingo has intrinsic value that could be as high as 100% greater than current market valuation**

- Ides' Selected Peer Group was chosen to better reflect all facets of Boingo's operations and includes a Cable Company and a Cell Tower Company, as well as other suitable peers and suppliers

- Cable Companies, several of which compete directly with Boingo's Military/Broadband segment, have a business model that, like Boingo's, spends large amounts of capital to build networks and then monetizes those networks via recurring cash flows

- Due to poor segment transparency, many investors resort to a "shorthand" application of a single EV/EBITDA multiple, such as the Cable Companies EV/EBITDA, to Boingo as a whole



**Boingo: Stock Price Valuation Under Various Scenarios**

Source: Bloomberg. Median multiple used for each category. Based on midpoint of Boingo's 2016 EBITDA guidance

# Segment Disclosure Should Lead to Higher Valuations

**Boingo's lack of transparency compels many investors to apply a "shorthand", single-multiple approach which fails to capture the full upside opportunity at Boingo – enhanced segment level disclosure should close that gap**

- Given the complexity of Boingo's 5 business segments, many investors take a "shorthand" approach to valuation that ignores segment level results
- More accurate – and we believe higher – valuations could be achieved if the Company disclosed Gross Margin and EBITDA by segment, providing the tools for Wall Street to value the Company on a "Sum of the Parts" valuation
- While Ides has done the background work for a complete "Sum of the Parts" valuation, this involved months of work, multiple discussions with the Company and industry experts, research into contracts with customers and detailed assumptions around cost structures in each segment
- The reality is that the vast majority of investors are not structured like Ides – i.e. a concentrated portfolio that utilizes a private equity approach to diligence and can dedicate the time and resources necessary to unscramble company-wide financials
- <u>These investors therefore either throw Boingo in the "too difficult" pile and move on, or use a "shorthand" approach that materially undervalues the Company</u>

Ides CAPITAL

# Sum of the Parts Valuation

**A detailed "Sum of the Parts" valuation accurately reflects the size and value of each segment, potentially resulting in substantial upside relative to current prices**

- Based on Ides segment level assumptions and estimates, Boingo could be worth up to 100% or more than current prices

## Sum of the Parts Valuation

| Segment | 2016 Revenue | EBITDA Margin | 2016 EBITDA | Multiples Base | Multiples Upside | Segment Values Base | Segment Values Upside | |
|---|---|---|---|---|---|---|---|---|
| Retail | 25.4 | *10.0%* | 2.5 | 5.0 x | 7.0 x | 12.7 | 17.8 | |
| DAS | 56.8 | *40.0%* | 22.7 | 15.0 x | 20.0 x | 340.6 | 454.1 | |
| Wholesale - WiFi | 29.4 | *12.5%* | 3.7 | 7.0 x | 9.0 x | 25.7 | 33.1 | |
| Military | 32.1 | *30.0%* | 9.6 | 8.0 x | 10.0 x | 77.1 | 96.4 | |
| Advertising, other | 17.3 | *11.2%* | 1.9 | 5.0 x | 7.0 x | 9.7 | 13.6 | |
| Total | 161.0 | *25.2%* | 40.5 | | | | | |
| | | | | | | **466** | **615** | **Total Segment Values** |
| | | | | | | 15 | 15 | + Cash |
| | | | | | | (26) | (26) | - Debt |
| | | | | | | **454** | **603** | **Equity Value** |
| | | | | | | **$ 12.13** | **$ 16.11** | **Equity Value per share** |
| | | | | | | ***70%*** | ***126%*** | ***Relative to current price*** |

Source: Ides' estimates, Overall valuation based on midpoint of Boingo's 2016 EBITDA guidance

# Additional Upside Possible From Cost Cuts

- For the last 5 years, Boingo's expenses have grown 2x as fast as revenues
- Ides and our nominees have done preliminary work to estimate the potential savings from headcount reductions and cost cuts
- Even using conservative assumptions around headcount and efficiencies, we think Pro Forma 2016 EBITDA could be $45.4mm, or 12% above the midpoint of 2016 guidance
- The historical Expense Ratios imply that much higher cuts are possible, but this can't be confirmed until our nominees can do a "deep dive" from inside the Company

| | Fiscal Year | | | Estimated | Cost | Pro Forma |
|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | Cuts | 2016 |
| Revenue | 106.7 | 119.3 | 139.6 | 161.0 | | 161.0 |
| % change | | *11.8%* | *17.0%* | *15.3%* | | |
| Gross profit | 59.5 | 59.9 | 76.6 | 91.0 | | 91.0 |
| *Gross margin* | *55.7%* | *50.2%* | *54.9%* | *56.5%* | | *56.5%* |
| Network operations | (18.4) | (25.5) | (33.5) | (39.8) | 1.1 | (38.7) |
| Development and technology | (11.4) | (14.9) | (19.1) | (23.8) | 1.8 | (22.1) |
| Selling and marketing | (14.2) | (16.4) | (19.7) | (23.6) | 0.8 | (22.8) |
| G&A | (15.1) | (17.5) | (22.4) | (26.6) | 3.0 | (23.6) |
| Amort | (2.3) | (3.7) | (3.6) | (3.5) | | (3.5) |
| Total operating expenses | (61.4) | (77.9) | (98.3) | (117.2) | | (110.6) |
| (Loss) income from operations | (1.9) | (18.0) | (21.6) | (26.2) | | (19.6) |
| *Operating margin* | *-1.8%* | *-15.1%* | *-15.5%* | *-16.3%* | | *-12.2%* |
| **Boingo "Adjusted EBITDA"** | **23.8** | **20.3** | **29.6** | **40.5** | | **45.4** |
| *Boingo "Adjusted EBITDA" margin* | *22.3%* | *17.0%* | *21.2%* | *25.1%* | | *28.2%* |
| **Expense Ratios** | | | | | | |
| *Network Operations as % Revenues* | *17.2%* | *21.4%* | *24.0%* | *24.7%* | | *24.0%* |
| *Develop. & Technology as % Revenues* | *10.7%* | *12.5%* | *13.7%* | *14.8%* | | *13.7%* |
| *Selling & Marketing as % Revenues* | *13.3%* | *13.7%* | *14.1%* | *14.6%* | | *14.2%* |
| *G&A as % Revenues* | *14.1%* | *14.6%* | *16.0%* | *16.5%* | | *14.6%* |
| *Stock-based comp as % Revenues* | *4.2%* | *6.0%* | *6.7%* | *9.0%* | | *7.9%* |

**IDES' CONSERVATIVE COST CUT ESTIMATES INCREASE BOINGO'S EBITDA BY MORE THAN 10%**

Source: Company financials and Ides' estimates

# Karen Finerman: Next Steps

**If elected to the Boingo Board, Ms. Finerman would seek to work with the existing Board and management team to implement changes and processes that will restore the Company's accountability to and credibility with its stockholders and improve stockholder protections**

**Objectives**

- Implement transparent segment-level reporting practices
- Align compensation practices with stockholders' interests
- Strengthen the Company's governance structure and augment the Board with an improved nominating process
- Boost protections for stockholders

**Process**

- Meet with CEO, CFO, Audit Committee, Auditor PricewaterhouseCoopers LLP and segment heads to implement transparent reporting
- Meet with Compensation Committee and compensation consultants to review peer compensation and best practices
- Meet and work with Nominating and Governance Committee to develop a new nominating process that will proactively seek to add directors who diversify the Board or fill a skill set or experience void, with particular receptivity to high-quality, stockholder-proposed directors
- Meet and work with Nominating and Governance Committee to overhaul the governance structure and implement protections for Boingo's stockholders

**Key Outputs**

- Enhanced segment-level transparency will enhance investor confidence and will likely drive valuation
- Compensation structure aligned with stockholders with increased disclosure will enhance management's accountability to stockholders
- Augmented, diversified board will supplement the Board's existing skill sets and operational expertise
- Increased stockholder protections will ensure stockholder's voices are heard

Ides CAPITAL

# Brad Stewart: Next Steps

**If elected to the Boingo Board, Mr. Stewart would like to partner with management and other directors to conduct a comprehensive strategic assessment of the business.**

**Objectives**

- Evaluate Boingo's longer-term strategy and mission – comprehensively, while considering the broader market landscape
- Understand where the company is winning and where it is losing – understanding plans for any underperforming divisions
- Assess the company's capital deployment plan – what are the metrics and models to justify incremental investment?
- Frame the company's strategic options – understand market trends, growth prospects, JV and M&A alternatives, etc.

**Process**

- The process will start with internal "deep dive" interviews, including initial meetings with CEO, CFO, head of business development, segment heads and top sales guys
- The process will also include meeting with industry players, analysts and top customers to understand Boingo's value proposition, strengths and where improvement can/should happen (note: this should be a key input to the investment plan)
- Strategic frameworks and simple financial models will guide the assessment of divisions, business lines and projects

**Key Outputs**

- Clear, actionable 1, 3 and 5 year plans for each business segment (including strategic map, operating plan, talent, KPIs)
- Profitability, growth and ROIC by business segment (note: this should aim to understand accretion and dilution of each unit's plan relative to overall cost of capital)
- Straight answers to questions such as: if a business is losing money, is there a reason to remain in that business? How is it tied to other businesses at Boingo? What is the critical evaluation/assessment of progress vs. target (both time and business performance)?
- Capital needs and capital plans by segment (note: should tie into an overall capital planning project across the company)
- Clear path (including timeline) to an optimized business – including target size, profit margins, growth and maintenance CAPEX, etc.

Ides CAPITAL

# Ides' Objectives at Boingo are Clear

- ✓ **IMPROVE TRANSPARENCY**
- ✓ **ALIGN MANAGEMENT'S INTERESTS WITH STOCKHOLDERS' INTERESTS**
- ✓ **IMPLEMENT CORPORATE GOVERNANCE BEST PRACTICES**
- ✓ **RESTORE PROFITABILITY**
- ✓ **FOCUS ON RETURNS ON INVESTED CAPITAL**
- ✓ **BUILD SUSTAINABLE SHAREHOLDER VALUE**